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                               CONSENT OF EXPERTS


We hereby consent to the filing of that certain La Coipa Technical Report dated May 3, 2003, including the identification of us as experts, under cover of Form 6-K with the Securities and Exchange Commission and the incorporation by reference of that report and information into Kinross Gold Corporation's registration statements on Form S-8, Registration Nos. 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744, and 333-13742.


By:     /Maryse Belanger/

Title:   Principal Geologist

Date:    June 30, 2004.